Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 24, 2012

Interview with Mark MacGann, Senior Vice President, Head of European Government Affairs and Public Advocacy at NYSE Euronext, in La Tribune (January 24, 2012):

NYSE Euronext does not rule out an appeal if its merger

with Deutsche Börse is rejected

With the final ruling by Brussels just a few days off, the transatlantic Bourse is concerned about an overly restrictive definition of “market” -- and says it is prepared to challenge this.

D-8. The countdown is accelerating for NYSE Euronext and Deutsche Börse. First announced on February 9, 2011, their proposed merger is set to be examined by the College of European Commissioners on or around February 1, 2012. And the hours ticking by are critical, as representatives of the Commissioners’ cabinets lay the groundwork. [Their] chiefs of staff will be meeting on January 30, and the two market operators are hoping this conclave will take a fresh look at the anti-trust unit’s recommendation on the proposed merger. The least opportunity will be seized in an effort to bring them around.

Commissioners have already received a letter celebrating the deal’s merits in terms of integrating European markets and regulation. And the world economic forum in Davos is an opportunity for more meetings. “We still have confidence in the European political process. It’s always been the case that, the College of Commissioners takes its decision following an in-depth examination of a report by the competition authorities. The DG-Comp has now completed its work,” says Mark MacGann, Senior Vice President, Head of European Government Affairs and Public Advocacy at NYSE Euronext. But what will happen if Brussels decides to follow the recommendations of the anti-trust team? It is not so certain that the NYSE Euronext leaders will sit back and accept it [“remain contemplative”]. An appeal cannot be excluded.

Derivatives markets

“The definition of ‘market’ used by DG-Comp (Ed: held to be trading in Europe and on regulated markets only, where NYSE Euronext and Deutsche Börse represent over 90%) is wrong. It’s incomprehensible! The European Parliament, the European Council, and the European Central bank, to cite only those institutions, have in the past taken the opposite position and underscored the worldwide nature of derivatives markets,” says Mark MacGann. Especially when the issue was regulation of those markets. “And the International Monetary Fund has highlighted the fierce competition between stock exchanges and the OTC market in derivatives.”

Some experts within the Commission do not share this definition, but are looking to dismantle silos -- groups that bring together the full range of activities, from order-matching through to delivery and settlement. “Opposing the NYSE Euronext-Deutsche Börse tie-up [just] to break up silos would have no legal foundation,” comments the head. “Today we have not ruled out taking the case to the European Court of Justice.”

By Christèle Fradin

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

 Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.